Exhibit 99.1

Ballard Power Systems Inc.	Ballard Power Systems
4343 North Fraser Way
Burnaby BC V5J 5J9
Canada

News Release	Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Streamlines Activities to Further Reduce Operating Expenses

For Immediate Release – September 22, 2005

Vancouver, Canada – Ballard Power Systems (TSX: BLD, Nasdaq: BLDP) today announced initiatives to extend the life of its existing cash resources through a targeted 12% reduction in year-over-year operating expenses. The savings will be achieved through reductions in discretionary spending and further staff reductions.  Throughout 2005, approximately 100 full-time positions have been eliminated at Ballard facilities in Vancouver, Lowell and Dearborn.  Nearly half of these reductions have been accomplished through normal attrition and elimination of open positions. This 12% reduction in operating expenses is in addition to the cost savings realized through the recently completed sale of Ballard’s fuel cell support systems business to its partners DaimlerChrysler AG and Ford Motor Company.  Ballard will take a one-time charge in the third quarter of approximately US $2.0 million with respect to the position reductions.

“The cost reductions we are announcing today are an integral part of Ballard’s strategy to hone its focus and position the company to deliver its fuel cell technology and product leadership goals. We are confident that we have struck the right balance between reducing costs and committing sufficient resources to ensure successful execution of our mission critical activities,” said Dennis Campbell, Ballard’s President and CEO.

Ballard will continue to focus its business operations around the achievement of four strategic imperatives: technology leadership; fiscal discipline; product program execution (including next generation automotive fuel cells, electric drives for fuel cell vehicles, and residential co-generation fuel cells); and the selective development of new business opportunities.

Campbell continued, “The careful stewardship of our cash resources provides us with greater flexibility to pursue opportunities that are closely aligned with our core competency – design, development and manufacture of fuel cells.  We are encouraged by the momentum we are seeing in several markets, residential co-generation in Japan and materials handling among them.  We are also pleased with the progress we have made in our preliminary discussions with organizations and government agencies in both China and India.  Finally, we continue to be in active discussions with several of the world’s leading automakers with respect to their next generation fuel cell programs.  We are confident that Ballard is well-positioned to continue to play a leadership role in bringing fuel cells to commercialization.”

About Ballard

Ballard Power Systems is recognized as the world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to develop fuel cell power as a practical alternative to internal combustion engines through technology leadership.  Headquartered in Burnaby, British Columbia, Ballard today employs approximately 630 people.  To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.  For further information, or to arrange an interview with a Ballard spokesperson, please contact Rebecca Young or Michelle Cormack at 604-454-0900.